



Toolbox, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.25%
Target Raise Amount: $250,000
Offering End Date: August 30, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $100,000

Company Details:

Name: Toolbox, LLC
Founded: June 21, 2012
Address: 1627 Rear Connecticut Ave NW
Washington DC 20009

Industry: Pilates Studio & Events Space
Employees: 1
Website: https://www.thetoolboxdc.com/

Use of Funds Allocation:

If the maximum raise is met:

$200,000 (80.00%) – of the proceeds will go towards construction
$50,000(20.00%) – of the proceeds will go towards equipment

Social:

Instagram: 1,940 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$157,002	$139,575	$449,960
Cash & Cash Equivalents	$29,158	$19,731	$324,115
Accounts Receivable	$0	$0	$0
Short-term Debt	$176,372	$171,275	$108,891
Long-term Debt	$0	$0	$222,694
Revenue	$207,131	$325,155	$223,015
Cost of Goods Sold	$48,085	$111,501	$46,125
Taxes	$0	$0	$0
Net Income	$2,830	-$11,278	$101,344

Recognition:

Toolbox, LLC is a combination Pilates studio and event space that has been in operation since 2012. The success of their first location has led to an opportunity to open a second location in Union Market.

About:

Toolbox, LLC (DBA Toolbox, LLC) is a combination Pilates studio and event space. During the day Toolbox operates as a Pilates studio and helps their clients achieve their fitness goals by taking classes or private lessons. During the night the space is rented for different types of events, such as weddings, corporate events, and birthday parties. They will be using the funds to build out their 2nd location in Union Market, purchase equipment and working capital.

For more information, contact our Customer Support Team at support@thesmbx.com

